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Pon de Joy

Andover, MA
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
Pon de Joy is seeking investment to open our 4th storefront location in Andover, MA.
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MOCHI DONUTS

Before we go into the story of Pon de Joy, let's talk about the origin of the name and history of mochi donuts.

The name Pon de Joy comes from the original name for mochi donuts- Pon de Ring. We wanted to pay homage to the original name and did a play on words and replaced Ring with Joy.
Mochi donuts were originally created in 2003 by the Japanese donut chain Mister Donut. Popularized in Japan then spreading to the United States via Hawaii, then California.
They are a hybrid of mochi and a traditional donut. It has a unique bouncy texture which is light, fluffy and moist. Anyone that has tried our mochi donuts become instant fans.
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OUR STORY

Heather discovered mochi donuts in Los Angeles. Determined to bring the delightful treats to her beloved city of Boston, she worked relentlessly to create her own recipe.

With the help of countless people along the way, Pon de Joy opened its first doors in Boston on October 6th, 2021.
Our boxes were inspired by the traditional Korean wrapping cloth, the bojagi. With bold colors and cutouts, they are a statement piece and great for gift-giving. The box won the prestigious Dieline 2022 award for packaging and branding.
Lastly, a little bit about our mascot, Charlie. Charlie is our family dog. He is a daschund. He brings our family bundles of joy. Charlie is 2 years old. Linus has since joined our family. Another daschund. He will be 1 in July.
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SHARE IN OUR GROWTH AND PARTICIPATE IN THE FUNDING OF OUR 4TH LOCATION IN ANDOVER, MA.
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THE TEAM
Heather Kim
Founder/Owner

Heather Kim (Founder/Owner) is an innovative entrepreneur, creative, and brand and marketing expert.

She has led the successful growth and expansion across various companies and industries. Building a business from the ground up is familiar territory. One that she thrives in. Coming up with new products, brands, and marketing is all on par for the course.

Heather navigated the challenges of the pandemic by pivoting and uncovering new opportunities and opening Pon de Joy amidst the changing times.

Heather has always had her pulse on the latest food trends and continues to adapt and implement flavors and tastes desired by her customers.

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2021

Founded

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JUNE 23, 2019
Discovers

Heather first discovers mochi donuts in Los Angeles, California.

OCTOBER 6, 2021
Opened

Pon de Joy opens its doors in Boston during the pandemic.

FEBRUARY 12, 2023
Opened

Pon de Joy opens its second location in Newton.

JUNE 1, 2023
Opening

Pon de Joy to open its third location in Malden

DECEMBER 1, 2023
Opening

Pon de Joy to open its fourth location in Andover.

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PRESS
Mochi Donuts: The Delicious Marriage of Mochi and Donuts

Mochi donuts are the perfect fusion of two classic desserts.

4 Shops Serving The Best Mochi Donuts In Boston

Mochi donuts are having a big moment in Boston right now. If you frequent the foodie side of Instagram, there's a good chance you've seen a peculiar new

Where to Eat Mochi Doughnuts Around Boston

Chewy on the inside, crispy on the outside

Mochi donuts are gaining popularity throughout Massachusetts; here's where to find them

Mochi donuts, a cross between American and Japanese donuts with a chewy consistency, are gaining popularity in the greater Boston area.

Malden Slated For 3rd Location Of Boston Mochi Donut Company - NewsBreak

Promising more than just a doughnut, a dessert company that started in Boston is expanding to a third location, bringing its innovative treats to more Massachusetts residents. Pon de Joy makes its innovative mochi donuts fresh daily and is currently working on baking up a new location at 7 Ple...

I tried every mochi doughnut shop in Boston. Here's what you need to know. - The Boston Globe

Not all mochi doughnuts are created equal. And I know this because, in the name of journalism, I sampled 26 mochi doughnuts from seven outlets around Boston this summer. (Just don't ask for the recipes.)

Malden Slated For 3rd Location Of Boston Mochi Donut Company

Promising more than just a doughnut, a dessert company that started in Boston is expanding to a third location, bringing its innovative treats to more Massachusetts residents. Pon de Joy makes its innovative mochi donuts fresh daily a...

Pon de Joy Brings Mochi Donuts to Newton Centre — The Heights

The donuts at the Newton Centre location have a chewy, distinct texture from other traditional donuts at other shops, according to the owner.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Buildout $93,250

Mainvest Compensation $6,750

Total $100,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$549,000	$658,800	$744,444	$804,000	$852,239
Cost of Goods Sold	$138,000	$165,600	$187,128	$202,098	$214,223
Gross Profit	$411,000	$493,200	$557,316	$601,902	$638,016

EXPENSES

Rent	$42,696	$43,763	$44,857	$45,978	$47,127
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$64,800	$66,420	$68,080	$69,782	$71,526
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Wifi	$2,400	$2,460	$2,521	$2,584	$2,648
Payroll	$16,200	$16,605	$17,020	$17,445	$17,881
Operating Profit	$269,304	$347,962	$408,449	$449,315	$481,617

This information is provided by Pon de Joy. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends May 2nd, 2023

Summary of Terms

Legal Business Name Koda Vallejo LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 2.8%-7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2030

Financial Condition

There is no financial activity. It is a new entity.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pon de Joy to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Pon de Joy operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pon de Joy competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pon de Joy's core business or the inability to compete successfully against the with other competitors could negatively affect Pon de Joy's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Pon de Joy's management or vote on and/or influence any managerial decisions regarding Pon de Joy. Furthermore, if the founders or other key personnel of Pon de Joy were to leave Pon de Joy or become unable to work, Pon de Joy (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Pon de Joy and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Pon de Joy is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Pon de Joy might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pon de Joy is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Pon de Joy

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pon de Joy's financial performance or ability to continue to operate. In the event Pon de Joy ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pon de Joy nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Pon de Joy will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Pon de Joy is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Pon de Joy will carry some insurance, Pon de Joy may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pon de Joy could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pon de Joy's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Pon de Joy's management will coincide: you both want Pon de Joy to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Pon de Joy to act conservative to make sure they are best equipped to repay the Note obligations, while Pon de Joy might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Pon de Joy needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Pon de Joy or management), which is responsible for monitoring Pon de Joy's compliance with the law. Pon de Joy will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pon de Joy is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pon de Joy fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pon de Joy, and the revenue of Pon de Joy can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Pon de Joy to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pon de Joy. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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